

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2019

Mark Currie
President
Cyclerion Therapeutics, Inc.
301 Binney Street
Cambridge, MA 02142

> **Re: Cyclerion Therapeutics, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed on January 28, 2019**
> **File No. 001-38787**

Dear Dr. Currie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Will Michener, Esq.